SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 3, 2023

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 2, 2023 regarding “U.S. Department of Justice Resolves 2019 Deferred Prosecution Agreement Breaches with Ericsson”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: March 3, 2023

PRESS RELEASE March 2, 2023

U.S. Department of Justice Resolves 2019

Deferred Prosecution Agreement Breaches

with Ericsson

Ericsson (NASDAQ: ERIC) today announced that it has reached a resolution with the U.S. Department of Justice (DOJ) regarding non-criminal breaches of its 2019 Deferred Prosecution Agreement (DPA). Under the agreement, and as provided for by the DPA, LM Ericsson will enter a guilty plea regarding previously deferred charges relating to conduct prior to 2017. In addition, Ericsson will pay a fine of $206,728,848. The entry of the plea agreement will bring the 2019 DPA to an end.

In 2019, Ericsson entered into the DPA to resolve previously disclosed Foreign Corrupt Practices Act (FCPA) violations relating to conduct in several countries between 2010 and 2016. Since the start of the DPA, the DOJ has not alleged or charged Ericsson with any new criminal misconduct, and no new illegal conduct has been alleged or charged today. As previously announced in October 2021 and March 2022, however, the DOJ notified Ericsson that it had failed to provide documents and information to the DOJ in a timely manner and had not adequately reported to the DOJ information relating to a 2019 Iraq-related internal investigation.

Under the DPA, the DOJ has the sole discretion to determine that the Company has breached its obligations, and if it makes this determination, it has the ability to prosecute the Company for the past misconduct covered under the DPA. As a result, the Company has entered a guilty plea for the FCPA violations to which it previously admitted as part of the DPA. The Company is not adjusting the long-term financial targets it has given, as it does not expect any material deviations from these.

Börje Ekholm, CEO of Ericsson, commented, “Taking this step today means that the matter of the breaches is now resolved. This allows us to focus on executing our strategy while driving continued cultural change across the company with integrity at the center of everything we do. This resolution is a stark reminder of the historical misconduct that led to the DPA. We have learned from that and we are on an important journey to transform our culture. To be a true industry leader, we must be a market and technology leader while also being a leader in how we conduct our business. The Ericsson Executive Team and I remain committed to this transformation and we continue to implement stringent controls and improved governance, ethics and compliance across our company, with corresponding enhancements to our risk management approach. The change continues and we are a very different company today and have made important changes since 2017 and over 2022.”

Ronnie Leten, Chairman of the Board of Directors, further commented, “Since 2017, under the strong leadership of Börje Ekholm, the Company has substantially improved its approach to risk management and compliance, including an overhaul of its Anti-Corruption Program to prevent and detect problematic conduct. The Board continues its active oversight, and with our full support, Börje and his leadership team will continue to embed these changes into the governance and culture of the Company.”

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PRESS RELEASE March 2, 2023

With respect to the historical conduct in Iraq, the Company continues to thoroughly investigate the facts in full cooperation with the DOJ and the U.S. Securities and Exchange Commission. As previously disclosed, the Company’s 2019 investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization; and the Company’s significant further investigation over the course of 2022 has not altered this conclusion.

Commenting on the Company in the agreement, the DOJ noted: “[Ericsson] has significantly enhanced its compliance program and internal accounting controls through structural and leadership changes, including but not limited to the hiring of a new Chief Legal Officer and new Head of Corporate and Government Investigations and the establishment of a multi-disciplinary Business Risk Committee comprised of Group-level senior executives … and has committed to continuing to implement and test further enhancements.” Further, “[Ericsson] has significantly enhanced its cooperation and information sharing efforts.”

A Q&A document with further details is available at: https://www.ericsson.com/en/newsroom

FOR FURTHER INFORMATION, PLEASE CONTACT

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Additional contacts

Stella Medlicott, Senior Vice President, Marketing and Corporate Relations

Phone: +46 730 95 65 39

E-mail: media.relations@ericsson.com

Investors

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director, Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

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PRESS RELEASE March 2, 2023

Media

Peter Borsos, VP, Head of External Relations

Phone: +46 703 17 68 00

E-mail: peter.borsos@ericsson.com

Kristoffer Edshage, Head of Regulatory and Financial Communication

Phone: +46 722 20 44 46

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Forward-looking statements

This release includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following risks and uncertainties:

•	Potential material additional costs and liability resulting from our ongoing future compliance with the terms of the plea agreement with the DOJ and extended monitorship

•

Potential to become a target for public scrutiny as a result of entering into the plea agreement with the DOJ, including incorrect misinterpretations of the resolution, complaints to regulatory agencies, negative media publicity, interference from our competitors, all of which could damage our reputation and materially and adversely affect our business and prospects

•

Risks resulting from entering into the plea agreement including potential debarment, reputational risk, as well as potential negative impact on commercial contracts, dealings with financial institutions, contracts with suppliers, primarily due to counter-party reluctance to continue business relationships

•	Potential material additional liability resulting from past conduct, including allegations of past conduct in Iraq or other locations that remains unresolved or unknown

•

Risks related to internal control and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with historical conduct in Iraq or other locations

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and pandemics such as COVID-19

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PRESS RELEASE March 2, 2023

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our ability to comply with legal and regulatory requirements internationally

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim report, and in “Risk Factors” in the Annual Report 2021.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above at 23:35 CET on March 2, 2023.

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